AMENDMENT TO THE INVESTMENT ADVISORY AGREEMENT

This AMENDMENT dated as of April 1, 2016, to the INVESTMENT ADVISORY AGREEMENT made as of February 17, 1998, as amended on September 22, 2008 and July 31, 2015 (the “Investment Advisory Agreement”) among ALPINE EQUITY TRUST, a Massachusetts business trust (the “Trust”) and ALPINE WOODS CAPITAL INVESTORS, LLC, a Delaware limited liability company (the “Adviser”, all parties together, the “Parties”).  Capitalized terms not defined herein have the meaning ascribed to those terms in the Investment Advisory Agreement.

W I T N E S S E T H:

WHEREAS, effective as of the date of this Amendment, the Adviser’s monthly fee for performance of its obligations hereunder with respect to Alpine Global Infrastructure Fund and Alpine Realty Income & Growth Fund will include a new breakpoint in fee structure based on assets under management; and

WHEREAS, the Parties wish to amend the Investment Advisory Agreement to reflect these changes.

NOW, therefore, the Parties agree as follows:

1. Section 5 shall be deleted and replaced by the following:

“In consideration of the Adviser performing its obligations hereunder, the Trust will pay to the Adviser a monthly fee computed at an annual rate of a Fund’s as follows:

Fund	Fee
Alpine International Real Estate Equity Fund	1.00% of the average daily net assets
Alpine Realty Income & Growth Fund
1.00% of the average daily net assets of the Fund on the first $250 million of assets, 0.95% of the average daily net assets of the Fund on the next $500 million in assets, 0.90% of the average daily net assets of the Fund on the next $250 million in assets, and 0.80% of the average daily net assets of the Fund in excess of $1 billion.

Alpine Emerging Markets Real Estate Fund	1.00% of the average daily net assets
Alpine Global Infrastructure Fund
1.00% of the average daily net assets of the Fund on the first $250 million of assets, 0.95% of the average daily net assets of the Fund on the next $500 million in assets, 0.90% of the average daily net assets of the Fund on the next $250 million in assets, and 0.80% of the average daily net assets of the Fund in excess of $1 billion.

”

2. In all other respects the Investment Advisory Agreement remains unchanged and of full force and effect.

IN WITNESS WHEREOF, this Amendment has been executed for and on behalf of the undersigned as of the day and year first above written.

ALPINE EQUITY TRUST

By:  _____________________________

Name: Ronald G. Palmer, Jr.
Title: Chief Financial Officer

ALPINE WOODS CAPITAL INVESTORS, LLC

By: _____________________________

Name: Samuel A. Lieber
Title: Chairman/CEO

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